Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
To prospectus dated April 16, 2012	Registration Statement No. 333-180535

GEOVAX LABS, INC.

Up to 11,733,332 Shares of Common Stock

We are supplementing the prospectus dated April 16, 2012 covering the sale of up to 11,733,332 shares of our common stock, $0.001 par value, that may be sold from time to time by the selling stockholders named in the prospectus, to add certain information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, which was filed with the Securities and Exchange Commission on August 13, 2012.

This prospectus supplement supplements information contained in the prospectus dated April 16, 2012 and should be read in conjunction therewith, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 16, 2012, including any previous supplements and amendments thereto.

Investing in our common stock involves certain risks.  See “Risk Factors” beginning on page 3 of the prospectus dated April 16, 2012 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement in truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 13, 2012.

i

RECENT DEVELOPMENTS

Submission of Matters to a Vote of Security Holders

The Company held its annual meeting of the stockholders on June 21, 2012. The Company received proxies totaling approximately 82.2% of its issued and outstanding shares of common stock representing 14,576,400 shares of common stock, as of the record date of April 23, 2012. The stockholders voted on the following proposals and the results of the voting are presented below.

Election of Directors

Our stockholders approved the slate of directors consisting of five members to hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.  There were a total of 5,574,102 broker non-votes on this item.

Nominee	For	Withheld
David A. Dodd	8,695,791	306,507
Dean G. Kollintzas	8,707,834	294,464
Robert T. McNally	8,673,190	329,108
Harriet L. Robinson	8,763,072	239,226
John N. Spencer, Jr.	8,708,189	294,109

Amendment of Certificate of Incorporation

Our stockholders did not approve the proposal to amend our certificate incorporation to increase our authorized shares of common stock from 40 million to 200 million. There were a total of 5,574,102 broker non-votes on this item.

For	Against	Abstain
3,596,734	680,195	4,725,369

Ratification of Independent Auditor

Our stockholders approved the ratification of Porter Keadle Moore LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

For	Against	Abstain
14,303,871	17,812	254,717

Part 1 -- FINANCIAL INFORMATION

Item 1                 Financial Statements

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,817,014	$1,167,980
Grant funds receivable	251,791	183,515
Prepaid expenses and other current assets	41,166	66,508

Total current assets	2,109,971	1,418,003

Property and equipment, net of accumulated depreciation and amortization of $392,944 and $356,084 at June 30, 2012 and December 31, 2011, respectively	139,346	176,206

Other assets:
Licenses, net of accumulated amortization of $218,894 and $208,933 at June 30, 2012 and December 31, 2011, respectively	29,961	39,923
Deposits and other assets	11,010	11,010

Total other assets	40,971	50,933

Total assets	$2,290,288	$1,645,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$29,003	$138,339
Accrued expenses	75,318	125,869
Amounts payable to Emory University (a related party)	275,668	677,327

Total current liabilities	379,989	941,535

Commitments (Note 4)

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; Series A Convertible Preferred Stock, $1,000 stated value; 1,040 and -0- shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	412,036	-
Common stock, $0.001 par value, 40,000,000 shares authorized; 18,397,277 and 16,442,611 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	18,397	16,443
Additional paid-in capital	25,340,144	23,319,166
Deficit accumulated during the development stage	(23,860,278)	(22,632,002)

Total stockholders’ equity	1,910,299	703,607

Total liabilities and stockholders’ equity	$2,290,288	$1,645,142

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended		From Inception
	June 30,		June 30,		(June 27,2001) to
	2012	2011	2012	2011	June 30, 2012
Grant revenue	$705,698	$1,753,033	$1,559,761	$2,646,035	$21,871,453

Operating expenses:
Research and development	712,416	1,385,452	1,784,770	2,223,919	27,415,446
General and administrative	492,316	579,380	1,005,134	1,241,193	18,652,793
Total operating expenses	1,204,732	1,964,832	2,789,904	3,465,112	46,068,239

Loss from operations	(499,034)	(211,799)	(1,230,143)	(819,077)	(24,196,786)

Other income (expense):
Interest income	1,271	455	1,867	1,451	342,177
Interest expense	-	-	-	-	(5,669)
Total other income (expense)	1,271	455	1,867	1,451	336,508

Net loss	$(497,763)	$(211,344)	$(1,228,276)	$(817,626)	$(23,860,278)

Basic and diluted:
Loss per common share	$(0.03)	$(0.01)	$(0.07)	$(0.05)	$(2.16)
Weighted average shares outstanding	17,827,313	15,714,932	17,271,940	15,686,112	11,030,299

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			From Inception
	Six Months Ended June 30,		(June 27, 2001) to
	2012	2011	June 30, 2012

Cash flows from operating activities:
Net loss	$(1,228,276)	$(817,626)	$(23,860,278)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	46,822	54,184	612,459
Accretion of preferred stock redemption value	-	-	346,673
Stock-based compensation expense	162,576	385,164	6,522,315
Changes in assets and liabilities:
Grant funds receivable	(68,276)	(164,388)	(251,791)
Prepaid expenses and other current assets	(11,458)	7,813	(41,166)
Deferred offering costs	-	(85,183)	-
Deposits and other assets	-	-	(11,010)
Accounts payable and accrued expenses	(561,546)	209,004	468,779
Total adjustments	(431,882)	406,594	7,646,259
Net cash used in operating activities	(1,660,158)	(411,032)	(16,214,019)

Cash flows from investing activities:
Purchase of property and equipment	-	-	(538,490)
Proceeds from sale of property and equipment	-	-	5,580
Net cash used in investing activities	-	-	(532,910)

Cash flows from financing activities:
Net proceeds from sale of common stock	310,160	-	15,836,468
Net proceeds from sale of preferred stock	1,999,032	-	2,727,475
Net cash provided by financing activities	2,309,192	-	18,563,943

Net increase (decrease) in cash and cash equivalents	649,034	(411,032)	1,817,014
Cash and cash equivalents at beginning of period	1,167,980	1,079,087	-

Cash and cash equivalents at end of period	$1,817,014	$668,055	$1,817,014

Supplemental disclosure of cash flow information:
Interest paid	$-	$-	$5,669

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(unaudited)

1.           Description of Company and Basis of Presentation

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a biotechnology company developing vaccines that prevent and fight Human Immunodeficiency Virus (“HIV”) infections.  HIV infections result in Acquired Immunodeficiency Syndrome (“AIDS”).  We have exclusively licensed from Emory University (“Emory”) vaccine technology which was developed in collaboration with the National Institutes of Health (“NIH”) and the Centers for Disease Control and Prevention (“CDC”).  GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia (metropolitan Atlanta area).

Our current vaccines under development address the clade B subtype of the HIV virus that is most prevalent in the United States and the developed world.  Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV.  These vaccines are currently being evaluated in humans -- both in those infected with HIV and those who are not.

GeoVax is devoting all of its present efforts to research and development and is a development stage enterprise as defined by Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 915, “Development Stage Entities”.  We have funded our activities to date almost exclusively from equity financings and government grants, and we will continue to require substantial funds to continue these activities.  We anticipate that our existing cash resources, combined with the proceeds from the NIH grant discussed in Note 7, should be sufficient to fund our planned activities into the first quarter of 2013.  In order to meet our operating cash flow requirements, we intend to conduct additional offerings of our equity securities or convertible debt instruments. We are also seeking additional funding for our research programs through government funding mechanisms.

The accompanying financial statements at June 30, 2012 and for the three and six month periods ended June 30, 2012 and 2011 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.  Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We disclosed in Note 2 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 those accounting policies that we consider significant in determining our results of operations and financial position.  There have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

2.           Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements during the six months ended June 30, 2012, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which we expect to have a material impact on our financial statements.

3.           Basic and Diluted Loss Per Common Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents consist of convertible preferred stock, stock options and stock purchase warrants. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 13.6 million and 2.0 million shares at June 30, 2012 and 2011, respectively.

4.           Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space located in Smyrna, Georgia (metropolitan Atlanta).  Future minimum lease payments pursuant to the 62 month operating lease total $61,080 for the remainder of 2012, $125,180 in 2013, and $128,920 in 2014.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of our clinical trials, and other research-related activities. As of June 30, 2012, we had approximately $221,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, of which we expect $188,000 will be due in 2012 and $33,000 in 2013.

5.           Stockholders’ Equity

Series A Convertible Preferred Stock

Our Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $.01 par value.  In March 2012, we established from the authorized preferred stock a series of preferred stock, consisting of 2,200 shares of Series A Convertible Preferred Stock, $1,000 stated value (“Series A Preferred Shares”) and entered into a Securities Purchase Agreement (“SPA”) whereby we issued to three institutional investors (“Purchasers”) the Series A Preferred Shares for gross proceeds of $2.2 million.  Net proceeds to the Company from this transaction, after deduction of placement agent fees and other expenses, were approximately $2.0 million.

The Series A Preferred Shares may be converted at any time at the option of the Purchasers into shares of our common stock at a conversion price of $0.75 per share (“Conversion Price”), for an initial aggregate total of 2,933,333 shares of our common stock (“Conversion Shares”).  The Series A Preferred Shares have a liquidation preference equal to the initial purchase price, have no voting rights, and are not entitled to a dividend.  During the three month period ended June 30, 2012, a total of 1,160 Series A Preferred Shares were converted into 1,546,667 shares of our common stock.  As of June 30, 2012, there were 1,040 shares of Series A Preferred Shares outstanding, convertible into 1,386,667 shares of our common stock.

Pursuant to the terms of the SPA, we issued to each Purchaser Series A, B and C Warrants (collectively, the “Warrants”), each to purchase up to a number of shares of our common stock equal to 100% of the Conversion Shares underlying the Series A Preferred Shares (up to 2,933,333 shares in the aggregate for each of the three series of warrants, or 8,799,999 shares in total) (“Warrant Shares”).  The Series A Warrants have an exercise price of $1.00 per share, are exercisable immediately, and have a term of exercise equal to five years from the date of issuance.  The Series B Warrants have an exercise price of $0.75 per share, are exercisable immediately, and have a term of exercise equal to one year from the date of issuance. The Series C Warrants have an exercise price of $1.00 per share and have a term of exercise equal to five years from the date of issuance, but only vest and become exercisable upon, and in proportion to, the exercise of the one-year Series B Warrants.  The Warrants contain anti-dilution provisions, which may, under certain circumstances, reduce the exercise price (but have no effect on the number of shares subject to the Warrants) if we sell or grant options to purchase, including rights to reprice, our common stock or common stock equivalents at a price lower than the exercise price of the Warrants, or if we announce plans to do so.

In connection with the sale of the Series A Preferred Shares, we entered into a Registration Rights Agreement (“RRA”) with the Purchasers, pursuant to which we filed a registration statement with the Securities and Exchange Commission (“SEC”) on April 3, 2012 covering resale of the Conversion Shares and the Warrant Shares.  It was declared effective by the SEC on April 13, 2012.

Accounting Treatment and Allocation of Proceeds.  We first assessed the Series A Preferred Shares under ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and determined such preferred stock not to be a liability under ASC 480.  We next assessed the preferred stock under ASC Topic 815. “Derivatives and Hedging” (“ASC 815”).  The preferred stock contains an embedded feature allowing an optional conversion by the holder into common stock which meets the definition of a derivative.  However, we believe that the preferred stock is an “equity host” (as described by ASC 815) for purposes of assessing the embedded derivative for potential bifurcation and determined that the optional conversion feature is clearly and closely associated to the preferred stock host; we therefore determined that the embedded derivative does not require bifurcation and separate recognition under ASC 815.  We then assessed the preferred stock under ASC Topic 470, “Debt” (“ASC 470”), and determined there to be a beneficial conversion feature (“BCF”) requiring recognition at its intrinsic value.  Since the conversion option of the preferred stock was immediately exercisable, the amount allocated to the BCF was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the preferred stock.  We also assessed the warrants issued in connection with the financing under ASC 815 and determined that they do not initially meet the definition of a derivative, but will require evaluation on an on-going basis.

The following is a summary of the allocation of the net proceeds from the preferred stock financing, and reconciliation to the carrying value at June 30, 2012:

Net proceeds after transaction costs	$1,999,032
Less: Fair value of warrants (recorded to Additional Paid-in Capital)	(1,127,418)
Beneficial conversion feature (recorded to Additional Paid-in Capital)	(762,667)
Net proceeds allocated to preferred stock	108,947
Accretion of beneficial conversion feature (deemed dividend)	762,667
Initial carrying value of preferred stock	871,614
Conversions to common stock	(459,578)
Carrying value of preferred stock at June 30, 2012	$412,036

Common Stock Transactions

During January 2012, we sold an aggregate of 407,999 shares of our common stock to twelve individual accredited investors (including 45,000 shares sold to members of our board of directors and management) for an aggregate purchase price of $273,360.  We also issued to the investors warrants to purchase an aggregate of 612,001 shares of common stock at a price of $1.00 per share, which expire in January 2017.  Additionally, during January, we received $36,800 as payment in full against a stock subscription receivable for common stock and warrants sold during December 2011.

We will occasionally issue shares of our common stock to third party financial advisors or consultants in exchange for services.  During the six month period ended June 30, 2011 we issued 96,987 shares for such purposes and recorded $120,000 of general and administrative expense.  During the six month period ended June 30, 2012, no such shares were issued.

Stock Options

The Company maintains a stock option plan that provides the Board of Directors broad discretion in creating equity incentives for employees, officers, directors and consultants.  The following table presents a summary of stock option transactions during the six months ended June 30, 2012:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	928,242	$5.43
Granted	20,000	0.94
Exercised	--	--
Forfeited or expired	(19,200)	10.23
Outstanding at June 30, 2012	929,042	$5.23
Exercisable at June 30, 2012	579,365	$7.39

During the three month and six month periods ended June 30, 2012, we recorded share-based compensation expense related to stock options of $81,000 and $162,576, as compared to $128,271 and $261,606 for the three month and six month periods ended June 30, 2011, respectively.  Share-based compensation expense is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification.  As of June 30, 2012, there was $296,442 of unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.7 years.

Stock Purchase Warrants

We have issued stock purchase warrants in connection with financing transactions and also in exchange for services from consultants and others.  The following table presents a summary of stock purchase warrant transactions during the six months ended June 30, 2012:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	1,870,559	$7.96
Issued – Series A Warrants (1)	2,933,333	1.00
Issued – Series B Warrants (1)	2,933,333	0.75
Issued – Series C Warrants (1)	2,933,333	1.00
Issued – Other Warrants (2)	612,001	1.00
Exercised	--	--
Forfeited or expired	--	--
Outstanding at June 30, 2012	11,282,559	$2.09
Exercisable at June 30, 2012	8,345,526	$2.47
(1)      See discussion under “Series A Convertible Preferred Stock” above.
(2)      See discussion under “Common Stock” above.

From time to time we may issue stock purchase warrants to consultants or other service providers in exchange for services, and record the related expense over the service period, or upon the date, that the service was rendered.  During the three and six month periods ended June 30, 2012, we recorded no expense for such warrants, as compared to general and administrative expense of $1,779 and $3,558 for the comparable periods of 2011, respectively.  As of June 30, 2012, there was no unrecognized compensation expense related to compensatory warrant arrangements.

Common Stock Reserved

A summary of our common stock reserved for future issuance is as follows as of June 30, 2012:

Series A Convertible Preferred Stock	1,386,667
Common Stock Purchase Warrants	11,282,559
Equity Incentive Plans	1,197,529
Total	13,866,755

6.           Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception.  We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets.  Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

7.           NIH Grant Funding

In September 2007, the NIH awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program.  We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production.  We record revenue associated with the grant as the related costs and expenses are incurred and such revenue is reported as a separate line item in our statements of operations.  The project period for the grant covers a five year period which commenced October 2007, with an aggregate award of $20.4 million.  As of June 30, 2012 there is approximately $2.5 million of unused grant funds remaining and available for use; in July 2012, the original project period for use of these funds was extended by one year to August 31, 2013.

8.           Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for certain prior and ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to our technology license agreement from Emory.  The expense associated with these ongoing patent cost reimbursements to Emory amounted to $84,757 during the six month period ended June 30, 2012.

We have entered into two research agreements with Emory for the purpose of conducting research and development activities associated with our IPCAVD grant from the NIH (see Note 7).  During the six month period ended June 30, 2012, we recorded $446,561 of expense associated with these contracts.  All amounts paid to Emory under these agreements are reimbursable to us pursuant to the NIH grant.

In March 2008, we entered into a consulting agreement with Donald Hildebrand, a former member of our Board of Directors and our former President and Chief Executive Officer, pursuant to which Mr. Hildebrand provides business and technical advisory services to the Company.  The term of the consulting agreement, as amended, began on April 1, 2008 and will end on December 31, 2012.  During the six month period ended June 30, 2012 we recorded $12,000 of expense associated with the consulting agreement.

In January 2012, members of our management and Board of Directors participated in the private placement offering of our common stock and warrants described in Note 5, whereby they purchased an aggregate of 45,000 shares of our common stock for a total purchase price of $30,150 and received five-year warrants to purchase an additional 67,500 shares of our common stock exercisable at $1.00 per share.

Item 2                 Management’s Discussion and Analysis of Financial Condition And Results of Operations

FORWARD LOOKING STATEMENTS

In addition to historical information, the information included in this Form 10-Q contains forward-looking statements.  Forward-looking statements involve numerous risks and uncertainties, including but not limited to the risk factors set forth under the heading “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2011, and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘believes,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,” ‘‘intends,’’ ‘‘plans,’’ ‘‘pro forma,’’ ‘‘estimates,’’ or ‘‘anticipates’’ or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	whether we can raise additional capital as and when we need it;
●	whether we are successful in developing our products;
●	whether we are able to obtain regulatory approvals in the United States and other countries for sale of our products;
●	whether we can compete successfully with others in our market; and
●	whether we are adversely affected in our efforts to raise cash by the volatility and disruption of local and national economic, credit and capital markets and the economy in general.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s analysis only. We assume no obligation to update forward-looking statements.

Overview

GeoVax is a biotechnology company developing vaccines that prevent and fight HIV/AIDS. We have exclusively licensed from Emory University vaccine technology which was developed in collaboration with the NIH and the CDC.

Our current vaccines under development address the clade B subtype of the HIV virus that is most prevalent in the United States and the developed world.  Our vaccines are being evaluated to determine their potential to (a) prevent HIV infection and (b) to serve as a therapy for individuals who are already infected with HIV.  These vaccines are currently being evaluated in human clinical trials -- both in those infected with HIV and those who are not.

We have neither received regulatory approval for any of our vaccine candidates, nor do we have any commercialization capabilities; therefore, it is possible that we may never successfully derive significant product revenues from any of our existing or future development programs or product candidates.

We expect for the foreseeable future our operations will result in a net loss on a quarterly and annual basis.  As of June 30, 2012, we had an accumulated deficit of $23.9 million.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, non-refundable fees received in connection with research collaboration agreements. Our revenue consists solely of grant funding received from the NIH. Revenue from this arrangement is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair-value as calculated by the Black-Scholes option pricing model. The Company recognizes stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.

Liquidity and Capital Resources

At June 30, 2012, we had cash and cash equivalents of $1,817,014 and total assets of $2,290,288, as compared to $1,167,980 and $1,645,142, respectively, at December 31, 2011. Working capital totaled $1,729,982 at June 30, 2012, compared to $476,468 at December 31, 2011.

Sources and Uses of Cash

We are a development-stage company as defined by ASC Topic 915, “Development Stage Entities” and do not have any products approved for sale.  Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. Our primary sources of cash are from sales of our equity securities and from government grant funding.

Cash Flows from Operating Activities

Net cash used in operating activities was $1,660,158 for the six month period ended June 30, 2012 as compared to $411,032 for the comparable period in 2011.  Generally, the differences between periods are due to fluctuations in our net losses which, in turn, result primarily from fluctuations in expenditures from our research activities, offset or increased by net changes in our assets and liabilities.

The costs of conducting all of our human clinical trials to date, except for our ongoing Phase 1/2 therapeutic trial, have been borne by the HVTN, funded by the NIH, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. The HVTN and the NIH are also bearing the cost of conducting our ongoing Phase 2a preventive trial and for a Phase 1 clinical trial of the GM-CSF adjuvanted version of our vaccine which began in April 2012.  We are also planning a Phase 1 therapeutic clinical trial to investigate the use of our vaccine in combination with standard-of-care drug therapy in HIV-positive young adults; we expect this trial to commence in early 2013 with sponsorship by the International Maternal Pediatric Adolescent AIDS Clinical Trial Group (IMPAACT) and funding from the NIH.  Additionally, we are having discussions with the HVTN and NIH with regard to the conduct of a Phase 2b clinical trial of our preventive vaccine (planned to begin in late 2013 or early 2014), and we expect the NIH will provide support for this trial as well.  Until these planned trials begin, however, we cannot be certain of the NIH, HVTN or IMPAACT support; and we cannot predict the level of support, if any, we may receive in the future from the NIH (or other external sources) for any additional clinical trials.

Our operations are partially funded by the IPCAVD grant awarded to us in September 2007 by the NIH to support our HIV/AIDS vaccine program. The project period for the grant covers a five-year period which commenced in October 2007, with an aggregate award of $20.4 million.  As of June 30, 2012, there is approximately $2.5 million of unused grant funds remaining and available for use; in July 2012, the original project period for use of these funds was extended by one year to August 31, 2013.  The funding we receive pursuant to this grant is recorded as revenue at the time the related expenditures are incurred, and thus partially offsets our net losses.

We are pursuing additional grants from the federal government. However, as we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. Therefore, it will be necessary for us to look to other sources of funding in order to finance our development activities.

Cash Flows from Investing Activities

Our investing activities have consisted predominantly of capital expenditures. There were no capital expenditures during the six months ended June 30, 2012 or for the comparable period in 2011.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2,309,192 for the six month period ended June 30, 2012, as compared to $0 for the comparable period in 2011.

During January 2012, we received $310,160 from stock sales (including $36,800 received in payment of a stock subscription receivable from December 2011) pursuant to a private placement offering which commenced in December 2011.

In March 2012, we sold shares of Series A convertible preferred stock to three institutional investors for an aggregate purchase price of $2.2 million, and five-year Class A warrants to purchase an aggregate of 2,933,333 shares of our common stock at $1.00 per share.  Net cash proceeds from the financing transaction after commissions and other expenses were approximately $2.0 million.  The preferred stock is convertible at any time into shares of our common stock at $0.75 per share (initially 2,933,333 shares in the aggregate), subject to adjustment as provided in the certificate of designation.  We also granted to the investors a one-year additional purchase right, evidenced in the form of Class B warrants to purchase up to 2,933,333 of our common stock for one year with an exercise price of $0.75 per share, and five-year Class C warrants to purchase up to 2,933,333 shares of our common stock at $1.00 per share.  The Class B warrants are immediately exercisable.  The Class C warrants only become exercisable at the time, and to the extent, that the Class B warrants are exercised. During the three month period ended June 30, 2012, a total of 1,160 Series A Preferred Shares were converted into 1,546,667 shares of our common stock.  As of June 30, 2012, there were 1,040 shares of Series A Preferred Shares outstanding, convertible into 1,386,667 shares of our common stock.

Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. We anticipate incurring additional losses for several years as we expand our drug development and clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We will not generate revenues from the sale of our technology or products for at least several years, if at all. For the foreseeable future, we will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. Due to the existing uncertainty in the capital and credit markets, and adverse regional and national economic conditions that may persist or worsen, capital may not be available on terms acceptable to the Company or at all. If we fail to obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.

Our current working capital combined with the proceeds from the IPCAVD grant awarded from the NIH is currently sufficient to support our planned level of operations into the first quarter of 2013.  We anticipate raising additional capital during 2012 or 2013, although there can be no assurance that we will be able to do so. While we believe that we will be successful in obtaining the necessary financing to fund our operations through government grants, exercise of options and warrants, and/or other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all.  Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Contractual Obligations

As of June 30, 2012, we had firm purchase obligations of approximately $221,000 as compared to approximately $478,000 at December 31, 2011.  We have no committed lines of credit and no other committed funding or long-term debt.  We have employment agreements with our senior management team, each of which may be terminated with 30 days advance notice. There have been no other material changes to the table presented in our Annual Report on Form 10-K for the year ended December 31, 2011.

Results of Operations

Net Loss

We recorded a net loss of $497,763 for the three months ended June 30, 2012, as compared to a net loss of $211,344 for the three months ended June 30, 2011.  For the six months ended June 30, 2012, we recorded a net loss of $1,228,276, as compared to a net loss of $817,626 for the six months ended June 30, 2011.  Our net losses will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

During the three and six month periods ended June 30, 2012 we recorded grant revenue of $705,698 and $1,559,761, respectively, as compared to $1,753,033 and $2,646,035, respectively, during the comparable periods of 2011. Our grant revenues relate to the IPCAVD grant awarded to us in 2007 by the NIH to support our HIV/AIDS vaccine program. The project period for the grant covers a five-year period which commenced in October 2007, with an aggregate award of $20.4 million.  In July 2012, the original project period was extended by one year to August 31, 2013.  As of June 30, 2012, there is approximately $2.5 million of unused grant funds remaining and available for use  The difference in our grant revenues from period to period is directly related to our expenditures for activities supported by the IPCAVD grant, and can fluctuate dramatically based on the timing of the related expenditures.

Research and Development

During the three month and six month periods ended June 30, 2012, we incurred $712,416 and $1,784,770, respectively, of research and development expense as compared to $1,385,452 and $2,223,919, respectively, during the three month and six month periods ended June 30, 2011. Research and development expenses can vary considerably on a period-to-period basis, depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties, and due to fluctuations in the timing of other external expenditures related to our IPCAVD grant from the NIH.  The decrease in research and development expense during the 2012 periods, as compared to 2011, is attributable to lower costs associated our vaccine manufacturing activities and lower costs associated with our NIH grant-related subcontracts.  Research and development expense for the three month and six month periods of 2012 includes stock-based compensation expense of $20,156 and $40,887, respectively, while the comparable periods of 2011 include stock-based compensation expense of $51,220 and $105,105, respectively (see discussion under “Stock-Based Compensation Expense” below). Our research and development costs do not include costs incurred by HVTN in conducting trials of GeoVax vaccines.

We expect that our research and development costs will increase during the remainder of 2012 and beyond as we continue to perform the activities supported by the IPCAVD grant and produce vaccine material for use in future clinical trials, and as we progress into the later stages of clinical testing for our vaccine candidates currently in human clinical trials.

Our vaccine candidates still require significant, time-consuming and costly research and development, testing and regulatory clearances. Completion of clinical development will take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The costs of the ongoing Phase 2a clinical trial for our preventative vaccine and the recently initiated Phase 1 trial of our GM-CSF adjuvanted vaccine are being funded by the NIH (through HVTN), but we cannot be certain whether the NIH or any other external source will provide funding for further development.  We intend to seek government and/or third party support for future clinical human trials, but there can be no assurance that we will be successful. The duration and the cost of future clinical trials may vary significantly over the life of the project as a result of differences arising during development of the human clinical trial protocols, including, among others:

●	the number of patients that ultimately participate in the clinical trial;

●	the duration of patient follow-up that seems appropriate in view of the results;
●	the number of clinical sites included in the clinical trials; and
●	the length of time required to enroll suitable patient subjects.

Due to the uncertainty regarding the timing and regulatory approval of clinical trials and pre-clinical studies, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. From time to time, we will make determinations as to how much funding to direct to these programs in response to their scientific, clinical and regulatory success, anticipated market opportunity and the availability of capital to fund our programs.

In developing our product candidates, we are subject to a number of risks that are inherent in the development of products based on innovative technologies. For example, it is possible that our vaccines may be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances, causing us to delay, extend or terminate our product development efforts. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase which, in turn, could have a material adverse effect on our results of operations and cash flows. Because of the uncertainties of clinical trials, estimating the completion dates or cost to complete our research and development programs is highly speculative and subjective. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of our product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

General and Administrative Expense

During the three month and six month periods ended June 30, 2012, we incurred general and administrative costs of $492,316 and $1,005,134, respectively, as compared to $579,380 and $1,241,193, respectively, during the comparable periods in 2011. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses.  General and administrative expense for the three month and six month periods of 2012 include stock-based compensation expense of $60,845 and $121,689, respectively; while the comparable periods of 2011 include stock-based compensation expense of $168,830 and $280,059, respectively (see discussion under “Stock-Based Compensation Expense” below).  The overall reduction in general and administrative expenses during the 2012 periods, as compared to the 2011, is primarily due to lower patent, investor relations and stock-based compensation expenses. We expect that our general and administrative costs will increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

We recorded stock-based compensation expense of $81,000 and $162,576 during the three month and six month periods ended June 30, 2012, respectively, as compared to $220,050 and $385,164, respectively, during the comparable periods of 2011.  We allocate stock-based compensation expense to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. In addition to amounts related to the issuance of stock options to employees, the figures include amounts related to stock purchase warrants issued to consultants and financial advisors.  For the three month and six month periods ended June 30, 2012 and 2011, stock-based compensation expense was allocated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Expense Allocated to:	2012	2011	2012	2011
General and Administrative Expense	$60,845	$168,830	$121,689	$280,059
Research and Development Expense	20,156	51,220	40,887	105,105
Total Stock-Based Compensation Expense	$81,000	$220,050	$162,576	$385,164

Other Income

Interest income for the three month and six month periods ended June 30, 2012 was $1,271 and $1,867, respectively, as compared to $455 and $1,451, respectively, for the three months and six months ended June 30, 2011.  The variances between periods are primarily attributable to cash available for investment and interest rate fluctuations.

Item 3                 Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

Item 4                 Controls and Procedures

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (Exchange Act), is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to management, including the Chief Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management has carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the three months ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.